June 16, 2006

George W. LeMaitre
Chairman, Chief Executive Officer and President
LeMaitre Vascular, Inc.
63 Second Avenue
Burlington, Massachusetts 01803

> **Re: LeMaitre Vascular, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-133532**

Dear Mr. LeMaitre:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to our prior comment 2. Please provide the disclosure provided on page 61 in the summary section.

2.   We reissue our prior comment 3. The materials in your supplemental response do not provide independent objective support for the statements you make. Please provide us independent, objective support for the statements regarding your leadership and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are "a leading global provider of innovative medical devices," that you have a "diversified product portfolio…of well know brand name products" and that several of your products are "the world's most widely used."

3.   We reissue our prior comment 6. The disclosure you have provided on page 3 is not fully responsive to our comment.

Risk Factors, page 7

If we fail to expand our sales force…, page 7

4.   We note your response to our prior comment 7. Please explain to us whether you intend to enter the Chinese market, and, if so, address any risks with appropriate risk factors.

Use of Proceeds, page 32

5.   It is unclear from Exhibits 10.18 and 10.19 whether the indebtedness that you will be repaying using proceeds from this offering was incurred within one year. Please confirm. If so, describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

6.   Please explain to us why you negotiated an IPO success fee with Brown Brothers. Also, please file such agreement as an exhibit. Please also file the term note agreement referred to in your response to our prior comment 51.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Contractual Cash Obligations, page 49

7.   Please refer to prior comment 22. While your response indicates that you revised the table to comply with our comment, we note that you continue to disclose that the table reflects cash obligations. Please revise to comply with our previous comment or tell us why no revision is necessary.

Financial Statements, page F-1

Note 1. Significant Accounting Policies and Related Matters, page F-10

Goodwill, page F-13

8.   Please refer to prior comment 33. Your response appears to address only a portion of our prior comment. Given the significance of goodwill to your balance sheet, please expand this note to explain how you assess goodwill for impairment using the two-step method. Refer to paragraphs 19 -22 of SFAS 142.

Net Income (Loss) per Share, page F-15

9.   Please refer to prior comment 36. Your response indicates that consistent with example B of paragraph 16 of EITF 03-6, "undistributed" earnings have not been allocated to the preferred stock since the dividend is payable only upon liquidation. Please reconcile your response and EITF 03-6, with your disclosure and EPS calculation showing that the preferred stock is a participating security under EITF 03-6 and that you allocated the remaining income or loss (undistributed amounts) to the preferred and common stockholders, pro rata, based on ownership interests.

10.   Please refer to prior comment 36. Please provide us with your analysis in determining that the redemption amount applicable to the options subject to repurchase should not be included in the allocation of net income. Refer to paragraphs 9 and 22 of EITF 03-6 and EITF 04-12. For example, if the instruments are fully vested, then please address those factors cited in paragraph 9 in reaching your conclusions. Otherwise, please discuss your consideration of EITF 04-12.

11.   Please refer to prior comment 36. Under paragraph 19 of EITF Topic D-98, "increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common shareholders." We note that the amount of income applicable to common stock holders in your EPS calculation excludes increases or decreases in the carrying amount of the redeemable common stock. As such, this presentation does not appear to comply with EITF Topic D-98. Rather, to the extent that a common shareholder has a contractual right to receive at share redemption an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution. Under paragraphs 60 and 61 of SFAS 128, when you have a capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, you should apply the two-class method of calculating earnings per share. Under that method you would allocate the income applicable to each class of common stock by adding together the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security. Basic and diluted EPS data shall be presented for each class of common stock.

Note 9. Stockholders' Equity, page F-25

Series A Convertible Preferred Stock, page F-25

12.   Please refer to prior comment 41. In your response you refer to "improbability."
        In accordance with paragraph 4 of EITF Topic D-98, all of the events that could
        trigger redemption should be evaluated separately and that the possibility that *any*
        triggering event that is not *solely* within the control of the issuer could occur,
        without regard to probability, would require the security to be classified outside of
        permanent equity. Therefore, your response should only address possibilities no
        matter how remote they may be and not only those events that you believe are
        probable.

Stock Option Plans, page F-26

13.   Please refer to prior comment 42. We note that upon adopting SFAS 123R on
        January 1, 2006, you applied the prospective method in accordance with
        paragraph 83 of SFAS 123R but that upon becoming a public company you will
        be required to use the modified prospective method.

        • Confirm our understanding that you intend to use the modified prospective
          method only for the Gebauer and Robert awards and options.
        • Since these awards and options were previously accounted for pursuant to
          APB 25 and the company had previously presented its SFAS 123 pro forma
          disclosures using the minimum value method, please explain why the
          transition guidance and accounting outlined in paragraph 83 of SFAS 123(R)
          would not continue to be applicable until such time, if any, that the awards
          and options are modified, repurchased, or canceled after the required effective
          date. We note that the guidance in paragraph 83 of SFAS 123 (R) does not
          refer to "becoming a public company" as you indicate in your response.
        • You refer us to Section B, Question 1 of SAB Topic 107. Since the fact
          pattern addressed in the question is not the same as your fact pattern, please
          clearly explain to us why you believe that guidance would be applicable in
          this instance.
        • Tell us how you considered ASR 268 and EITF Topic D-98 with respect to
          the classification of these awards for all periods presented.

George W. LeMaitre
LeMaitre Vascular, Inc.
June 16, 2006
Page 5

14.   We note that as summarized in paragraph 3 of FSP FAS123R - 4, under APB 25, as interpreted, equity classification of the option would have been appropriate if the contingent cash settlement event was not considered probable of occurring and was outside the control of the employee. Tell us how you considered the fact that the Gebauer and Robert options contain contingent cash events that appear to be within the control of the employee, for example - the employee's right to terminate his employment, in concluding that equity classification was appropriate under APB 25 and related guidance in prior periods.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Julie Sherman at (202) 551-3640 or in her absence, Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-344 with any other questions.

                                Sincerely,

                                Perry Hindin
                                Special Counsel

cc: Mitchell S. Bloom, Esq.
        Michael H. Bison, Esq.